Exhibit 99.1

Pan American Silver increases silver reserves at the La Colorada mine and files NI 43-101 report for mine expansion on SEDAR

Proven and Probable reserves at La Colorada increased by 26% to 81.4 M oz Ag

(All amounts expressed in US$ unless otherwise indicated)

VANCOUVER, Jan. 30, 2014 /CNW/ - Pan American Silver Corp. ("Pan American" or the "Company") (PAAS: NASDAQ) (PAA: TSX) After another year of successful exploration, the La Colorada mine in Zacatecas, Mexico increased its proven and probable silver mineral reserves to 81.4 million ounces, an increase of 26% compared to the year before. Net of 2013 silver production, the mine added an estimated 16.7 million ounces of new silver reserves during the year. The updated mineral reserve and resource estimate for La Colorada as of December 31, 2013 is as follows:

	Proven and Probable Reserves(2),(3)
Category	Tonnes (Mt)(1)	Ag g/mt	Ag (Moz)(1)	Au g/mt	Pb %	Zn %
Proven	2.4	406	31.2	0.31	1.35	2.47
Probable	4.1	378	50.2	0.39	1.30	2.35
Total Reserves	6.5	388	81.4	0.36	1.32	2.40

	Measured and Indicated Resources(2),(3)
Category	Tonnes (Mt)(1)	Ag g/mt	Ag (Moz)(1)	Au g/mt	Pb %	Zn %
Measured	0.4	164	2.2	0.15	0.40	0.65
Indicated	1.7	255	13.8	0.29	0.51	0.83
Total M&I Resources	2.1	237	16.0	0.26	0.49	0.80

	Inferred Resources(2),(3)
Category	Tonnes (Mt)(1)	Ag g/mt	Ag (Moz)(1)	Au g/mt	Pb %	Zn %
Total Inferred Resources	2.9	265	24.5	0.42	1.34	2.17

Notes:	(1) Rounded to the nearest hundred thousand.
(2) Metal prices used: Ag: $22/oz, Au: $1,300/oz, Pb: $1,950/tonne, Cu: $6,800/tonne, Zn $1,850/tonne
(3) Mineral reserves and mineral resources have been reported separately. Mineral resources do not have demonstrated economic viability.

In the past five years, Pan American has discovered 86 million ounces of new proven and probable silver mineral reserves at La Colorada, mainly in the NC2 and Amolillo veins. Based on this exploration success, the Company announced on December 18, 2013 ("Pan American Silver to expand its La Colorada mine") a mine expansion plan to increase estimated annual silver production from current 4.6 million ounces (2013) to 7.7 million ounces in 2018 when the full expansion project is completed.

Comprehensive details regarding this expansion project are outlined in a preliminary economic assessment technical report ("PEA") which was published today on SEDAR (Technical Report, Preliminary Economic Analysis for the Expansion of the La Colorada Mine, Zacatecas, Mexico. Effective date December 31, 2013).

Pan American will release a detailed reserve and resource update for all of its operations on February 19, 2014.

The PEA completed for the expansion project is based on La Colorada's mineral reserves and resources as of December 31, 2012 adjusted for production information available as of mid-2013. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the results of the PEA, including the expanded mine plan and production forecasts described herein, will be realized. Mineral resources that are not mineral reserves have no demonstrated economic viability.

The Company's decision to expand the La Colorada mine as described herein and in our press release of December 18, 2013 is not based on a feasibility study of mineral reserves demonstrating economic and technical viability and as such may be subject to increased uncertainty and risks.

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Michael Steinmann, P.Geo., Executive VP Corporate Development & Geology, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company's Qualified Persons for the purposes of NI 43-101.

About Pan American Silver

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LAWS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS OR INFORMATION.  WHEN USED IN THIS NEWS RELEASE THE WORDS, "ESTIMATES", "PLANS", "FORECASTS", "POTENTIAL" "WILL" AND OTHER SIMILAR WORDS AND EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: OUR MINERAL RESERVE AND RESOURCE ESTIMATES, OUR PLANS TO EXPAND THE LA COLORADA MINE, OUR EXPANDED MINE PLAN AND PRODUCTION FORECASTS.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT OPERATIONAL, BUSINESS, ECONOMIC AND REGULATORY UNCERTAINTIES AND CONTINGENCIES. THESE ASSUMPTIONS INCLUDE: TONNAGE OF ORE TO BE MINED AND PROCESSED; ORE GRADES AND RECOVERIES; PRICES FOR SILVER, GOLD AND BASE METALS; CAPITAL, DECOMMISSIONING AND RECLAMATION ESTIMATES; THE ACCURACY OF OUR MINERAL RESERVE AND RESOURCE ESTIMATES AND THE ASSUMPTIONS UPON WHICH THEY ARE BASED; PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); NO LABOUR-RELATED DISRUPTIONS AT ANY OF OUR OPERATIONS: NO UNPLANNED DELAYS IN OR INTERRUPTIONS IN SCHEDULED PRODUCTION; ALL NECESSARY PERMITS, LICENCES AND REGULATORY APPROVALS FOR OUR OPERATIONS ARE RECEIVED IN A TIMELY MANNER; AND OUR ABILITY TO COMPLY WITH ENVIRONMENTAL, HEALTH AND SAFETY LAWS. THE FOREGOING LIST OF ASSUMPTIONS IS NOT EXHAUSTIVE.

THE COMPANY CAUTIONS THE READER THAT FORWARD-LOOKING STATEMENTS AND INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO: FLUCTUATIONS IN SILVER, GOLD AND  BASE METALS PRICES; FLUCTUATIONS IN PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR AND MEXICAN PESO VERSUS THE U.S. DOLLAR); OPERATIONAL RISKS AND HAZARDS INHERENT WITH THE BUSINESS OF MINING (INCLUDING ENVIRONMENTAL ACCIDENTS AND HAZARDS, INDUSTRIAL ACCIDENTS, EQUIPMENT BREAKDOWN, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, CAVE-INS, FLOODING AND SEVERE WEATHER); DEVELOPMENT, MINING OR PRODUCTION PLANS ARE DELAYED OR DO NOT SUCCEED FOR ANY REASON; RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH, AND CLAIMS BY, LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; OUR ABILITY TO OBTAIN ALL NECESSARY PERMITS, LICENSES AND REGULATORY APPROVALS IN A TIMELY MANNER; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LAWS, TAXATION, CONTROLS, REGULATIONS AND GOVERNMENT PRACTICES, INCLUDING ENVIRONMENTAL,  EXPORT AND IMPORT LAWS AND REGULATIONS, POLITICAL OR ECONOMIC DEVELOPMENTS, PARTICULARILY IN MEXICO AND CANADA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS MINING OCCURS; CHANGES IN THE PARAMETERS OF THE LA COLORADA MINE TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; ESCALATION OF CAPITAL AND OPERATING COSTS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR EQUIPMENT AND QUALIFIED PERSONNEL AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  INVESTORS ARE CAUTIONED AGAINST UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS AND INFORMATION. FORWARD-LOOKING STATEMENTS AND INFORMATION ARE DESIGNED TO HELP READERS UNDERSTAND MANAGEMENT'S CURRENT VIEWS OF OUR NEAR AND LONGER TERM PROSPECTS, AND MAY NOT BE APPROPRIATE FOR OTHER PURPOSES. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS OR INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT TO THE EXTENT REQUIRED BY LAW.

CAUTIONARY NOTE FOR U.S. INVESTORS

THIS NEWS RELEASE HAS BEEN PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF CANADIAN SECURITIES LAWS, WHICH DIFFER FROM THE REQUIREMENTS OF U.S. SECURITIES LAWS. UNLESS OTHERWISE INDICATED, ALL ESTIMATES INCLUDED IN THIS NEWS RELEASE HAVE BEEN BASED UPON MINERAL RESOURCE ESTIMATES PREPARED IN ACCORDANCE WITH CANADIAN NATIONAL INSTRUMENT 43-101 - STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (''NI 43-101'') AND THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM CLASSIFICATION SYSTEM. NI 43-101 IS A RULE DEVELOPED BY THE CANADIAN SECURITIES ADMINISTRATORS THAT ESTABLISHES STANDARDS FOR ALL PUBLIC DISCLOSURE AN ISSUER MAKES OF SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL PROJECTS.

CANADIAN STANDARDS, INCLUDING NI 43-101, DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), AND INFORMATION CONCERNING MINERALIZATION, DEPOSITS, AND

MINERAL RESOURCE INFORMATION CONTAINED OR REFERRED TO HEREIN MAY NOT BE COMPARABLE TO SIMILAR INFORMATION DISCLOSED BY U.S. COMPANIES. IN PARTICULAR, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, ESTIMATES INCLUDED IN THIS NEWS RELEASE HAVE BEEN BASED UPON "MEASURED RESOURCES", ''INDICATED RESOURCES'' AND ''INFERRED RESOURCES''. U.S. INVESTORS ARE ADVISED THAT, WHILE SUCH TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN SECURITIES LAWS, THE SEC DOES NOT RECOGNIZE THEM. UNDER U.S. STANDARDS, MINERALIZATION MAY NOT BE CLASSIFIED AS A ''RESERVE'' UNLESS THE DETERMINATION HAS BEEN MADE THAT THE MINERALIZATION COULD BE ECONOMICALLY AND LEGALLY PRODUCED OR EXTRACTED AT THE TIME THE RESERVE DETERMINATION IS MADE. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF A "MEASURED RESOURCE" OR "INDICATED RESOURCE" WILL EVER BE CONVERTED INTO A "RESERVE". U.S. INVESTORS SHOULD ALSO UNDERSTAND THAT "INFERRED RESOURCES" HAVE A GREAT AMOUNT OF UNCERTAINTY AS TO THEIR EXISTENCE AND GREAT UNCERTAINTY AS TO THEIR ECONOMIC AND LEGAL FEASIBILITY. IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF "INFERRED RESOURCES" EXIST, ARE ECONOMICALLY OR LEGALLY MINEABLE OR WILL EVER BE UPGRADED TO A HIGHER CATEGORY. UNDER CANADIAN SECURITIES LAWS, ESTIMATES OF "INFERRED RESOURCES" MAY NOT FORM THE BASIS OF FEASIBILITY OR PRE-FEASIBILITY STUDIES EXCEPT IN RARE CASES. DISCLOSURE OF "CONTAINED OUNCES" IN A MINERAL RESOURCE IS PERMITTED DISCLOSURE UNDER CANADIAN SECURITIES LAWS. HOWEVER, THE SEC NORMALLY ONLY PERMITS ISSUERS TO REPORT MINERALIZATION THAT DOES NOT CONSTITUTE "RESERVES" BY SEC STANDARDS AS IN PLACE TONNAGE AND GRADE, WITHOUT REFERENCE TO UNIT MEASURES. ACCORDINGLY, INFORMATION CONCERNING MINERAL DEPOSITS SET FORTH HEREIN MAY NOT BE COMPARABLE WITH INFORMATION MADE PUBLIC BY COMPANIES THAT REPORT IN ACCORDANCE WITH U.S. STANDARDS.

SOURCE: Pan American Silver Corp.

%CIK: 0000771992

For further information:

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
ir@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 19:00e 30-JAN-14